SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Oak Hill Financial, Inc.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

671337 10 3
(CUSIP Number)

November 30, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 671337103
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1.	Names of Reporting Person:

D. Bruce Knox

S.S. or I.R.S. Identification No. of Above Individual (optional):  N/A

2.	Check the Appropriate Box if a Member of a Group:

(a)	☐
(b)           ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

5.	Sole Voting Power: -0-

6.	Shared Voting Power: -0-

7.	Sole Dispositive Power: -0-

8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: IN

CUSIP No. 671337103
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Item 1.

(a)	Name of Issuer – Oak Hill Financial, Inc.
(b)	Address of Issuer’s Principal Executive Offices:
14621 SR 93, PO Box 688
Jackson, Ohio  45640
Item 2.

(a)	Name of Person Filing D. Bruce Knox

(b)	Address 14621 SR 93, PO Box 688, Jackson, Ohio 45640

(c)	Citizenship
United States of America

(d)	Title of Class of Securities
Common Stock, without par value

(e)	CUSIP Number
671337 10 3

Item 3.	Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing, no Reporting Person would be deemed to be the beneficial owner of any shares of Common Stock.  At December 31, 2006,   D. Bruce Knox owned 342,684(1) shares, or approximately 6.4% of the Common Stock of Oak Hill Financial, Inc., but all such shares were converted on November 30, 2007 as a result of the merger with WesBanco, Inc.

(1) Includes 242,262 shares held in a trust for which Mr. Knox is the Trustee and a beneficiary. Also includes 1,305 shares held in Mr. Knox’s 401(k) plan account.

(b)	Percent of class: 0.0%

CUSIP No. 671337103
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Item 4. (Cont.)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: -0-
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more then five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

CUSIP No. 671337103
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Item 10.	Certification
Because this statement is filed pursuant to Rule 13d-1(c), the following certification is included:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2007
Date

/s/D. Bruce Knox
Signature

D. Bruce Knox, Chief Information Officer
Name/Title